SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒          Form 40-F   ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐      No   ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Receipt of 89% of the Tenders and Extension of the Exchange Offer for 11% Senior Notes Due 2005 of Imagen Satelital	3

Signatures		5

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Receipt of 89% of the Tenders and Extension of the Exchange Offer for 11% Senior Notes Due 2005 of Imagen Satelital

FOR IMMEDIATE RELEASE

CLAXSON INTERACTIVE GROUP INC.
RECEIVES TENDERS FROM 89% OF BONDHOLDERS –
EXTENDS EXCHANGE OFFER FOR 11% SENIOR NOTES
DUE 2005 OF IMAGEN SATELITAL

Buenos Aires, October 29, 2002 – Claxson Interactive Group Inc. (“Claxson") announces an extension of its pending exchange offer and consent solicitation (the “Exchange Offer") for all U.S.$80 million outstanding principal amount of the 11% Senior Notes due 2005 (144A Global CUSIP No. 44545HHA0 and Reg S Global ISIN No. USP52800AA04) (the “Old Notes") of its subsidiary, Imagen Satelital S.A. (“Imagen").

The expiration date for the Exchange Offer has been extended from 5:00 p.m. New York City time on October 28, 2002, to 5:00 p.m. New York City time on November 1, 2002, unless further extended. As of 5:00 p.m. October 28, 2002, Claxson had received tenders from holders of approximately U.S.$71 million (89%) principal amount of the outstanding Old Notes.

The Exchange Offer is being extended to allow bondholders who have not yet participated additional time to accept the previously announced offer. Any bondholder who does not participate in the Exchange Offer will not be offered any type of separate transaction on improved economic terms. Furthermore, Imagen will not make any past due interest payments and will not pay the upcoming November 1, 2002 interest payment on the Old Notes.

The Exchange Offer is subject to a number of conditions, including a 93% minimum participation condition, which can be waived by the Company at any time. Further, on October 24, 2002 at a formal meeting of bondholders in Buenos Aires, the Company received the requisite consents necessary to amend the indenture governing the Old Notes. As a result, at closing the Company will eliminate substantially all of the restrictive covenants of the indenture governing the Old Notes.

Informational documents relating to the Exchange Offer will only be distributed to eligible investors who complete and return an Eligibility Letter. If you would like to receive further information regarding this offer, please contact Tom Long at D.F. King & Co., the Information Agent for the Exchange Offer, at +(1) 212-493-6920, or Eduardo Rodriguez Sapey at Banco Rio de la Plata, the Trustee and Rep. Exchange Agent in Buenos Aires, Argentina at +(54) 11-4341-1013.

The new notes will not be registered under the U.S. Securities Act of 1933, as amended, and will only be offered in the United States to qualified institutional buyers and accredited investors in private transactions and to persons outside the United States in off-shore transactions. The new notes will be listed on the Buenos Aires Stock Exchange.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the new notes in any state of the United States in which such offer, solicitation or sale would be unlawful.

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

Contacts:

Press	Investors
Alfredo Richard	Ezequiel Paz
SVP, Communications	AVP, Corporate Finance
Claxson Interactive Group	Claxson Interactive Group
305-894-3588	305-894-3574

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: October 30, 2002	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

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